                                                  EXHIBIT 4.18
CHEMICAL


Chemical Bank                                      Robert J. Arth
633 Third Avenue                                   Vice President
New York, N.Y. 10017-6764                      Asset Based Region
212/622-5273
Fax 212/622-5271


Mr. Ward Urban                                  December 15, 1995
Vice President and Treasurer
American Banknote Corporation
51 West 52nd Street
New York, N.Y. 10019

                              Re:  Commitment Extension

Dear Mr. Urban:

We refer to the Letter dated September 20, 1995 (together with the Outline of Terms attached thereto, collectively, the "Commitment Letter"; terms used and not otherwise defined herein shall be used as defined in the Commitment Letter), by Chemical Bank (the "Bank") to American Banknote Corporation and accepted by American Banknote Company and American Bank Note Holographics, Inc. (collectively, the "Company").

As you are aware, the Bank agreed in a letter dated November 10, 1995 (the "November Extension Letter") to extend the termination date of the Commitment Letter to December 15, 1995. The November Extension Letter also set forth the conditions under which, if met on or before December 15, 1995, the Bank would extend the financing contemplated under the Commitment Letter, including, the delivery to the Bank of a business plan (the "Business Plan") satisfactory to the Bank, as well as such other information as the Bank shall request. The Bank has received the Business Plan and, based upon its preliminary review, has tendered a request to the Company for supplemental information. It is also acknowledged by the Company that the Company has undertaken to satisfy, as a condition to the extension of the financing by the Bank set forth in the November Extension Letter, the other terms and conditions set forth in the Commitment Letter (such terms and conditions as shall be modified by the Bank in its sole discretion based upon the information presented in the Business Plan and the supplemental information related thereto by January 26, 1996.

The Company has now requested that the Bank agree to extend the Commitment Letter to January 26, 1996. The Bank is willing to so extend the Commitment Letter subject to the following: the commitment of the Bank to extend financing under the Commitment Letter shall be subject to: (i) the satisfaction by the Bank with such other information as the Company shall supply in accordance with the Bank's request and (ii) the satisfaction by the Company by not later than January 26, 1996 of the other terms and conditions set forth in Commitment Letter (such terms and conditions as shall be modified by the Bank in its sole discretion based upon the information presented to the Bank by the Company).

The Commitment Letter shall expire in any event on January 26, 1996. Except as specifically set forth herein, the Commitment
Letter, and all the terms and provisions thereof, shall remain in full force and effect.

If the above correctly sets forth your understanding of the terms of the extension of the Commitment Letter, please indicate your acceptance by signing in space provided below and returning the original to us by not later than 5:00 PM today; if an original of this letter is not so received by the Bank, the Commitment Letter shall expire as of 5:00 PM today.

                                        Very Truly Yours,

                                        CHEMICAL BANK


                                        /s/ Robert J. Arth
                                        Robert J. Arth
                                        Vice President

Accepted this 15th day of December, 1995 by:


American Bank Note Company:

By:   /s/ John T. Gorman

Name:     John T. Gorman
Title:    EVP


American Bank Note Holographics, Inc.:

By:   /s/ John T. Gorman

Name:     John T. Gorman
Title:    EVP


American Banknote Corporation:

By:   /s/ John T. Gorman

Name:     John T. Gorman
Title:    EVP